UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 4)
Box Ships Inc.
(Name of Issuer)

Common stock, par value $0.01 per share (including related preferred stock purchase rights)
(Title of Class of Securities)

Y09675 102
(CUSIP Number)

Michael Bodouroglou Box Ships Inc. 15, Karamanli Avenue 16673 Voula Athens, Greece (011) (30) (210) 8914 600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and give copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y09675 102

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Paragon Shipping Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[ ]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y09675 102

This Amendment No. 4 (this "Amendment No. 4") to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on May 9, 2011 (the "Original Schedule 13D") is being filed on behalf of Paragon Shipping Inc. ("Paragon Shipping") with respect to the shares of common stock, par value $0.01 per share (including related preferred stock purchase rights) (the "Common Shares") of Box Ships Inc., a Marshall Islands corporation (the "Issuer").  This Amendment No. 4 is the final amendment to the Original Schedule 13D and constitutes an exit filing for the reporting person.

Item 1.	Security and Issuer.

No material change from the Schedule 13D/A filed with the Commission on March 21, 2013.

Item 2.	Identity and Background.

Effective March 24, 2015, Robert Perri resigned as the Chief Financial Officer of Paragon Shipping and Michael Bodouroglou, Paragon Shipping's Chairman, President and Chief Executive Officer, was appointed to act as Interim Chief Financial Officer of Paragon Shipping.  There are no other material changes from the Schedule 13D/A filed with the Commission on March 21, 2013.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.
No material change from the Schedule 13D/A filed with the Commission on March 21, 2013.

Item 5.	Interest in Securities of the Issuer.

(a. and b.) Paragon Shipping no longer beneficially owns any securities of the Issuer.

(c.) To the best knowledge of Paragon Shipping, no other transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days, other than the transactions reported in the Original Schedule 13D or any amendment thereto, including this Amendment No. 4.

On April 27, 2015, Paragon Shipping sold 2,000,000 common shares of the Issuer held by it to an institutional investor at a price of $0.85 per share.  On May 1, 2015, Paragon Shipping sold 1,437,500 common shares of the Issuer held by it to an unaffiliated third party at a price of $0.86 per share.

(d.) Not applicable.

(e.) On April 27, 2015, Paragon Shipping's beneficial ownership dropped below the 5% Schedule 13D reporting threshold.  Paragon Shipping no longer beneficially owns any securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change from the Schedule 13D/A filed with the Commission on March 21, 2013.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 2015

PARAGON SHIPPING INC.

By: /s/ Michael Bodouroglou
------------------------------------------
Name:   Michael Bodouroglou
Title:     Chief Executive Officer